September 23, 2005

VIA EDGAR AND

OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Kathleen Collins

Thomas Ferraro

April Coleman

Re:                             Avistar Communications Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 25, 2005

File No. 000-31121

Dear Ms. Collins:

On behalf of Avistar Communications Corporation (the “Company”), we submit this letter in response to the comment letter dated September 2, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with the Company’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9a.  Controls and Procedures, page 43

1.                                       We note your disclosure that “our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15-d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act)) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.”  Please clarify whether your officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding the required disclosure.  We refer you to Exchange Act Rule 13a-15(e).  Tell us what consideration you gave to including this information in your disclosures under Item 9A.

The Company advises the Staff that the conclusion of its Chief Executive Officer and Chief Financial Officer regarding the effectiveness of the Company’s disclosure controls and procedures set forth in the Form 10-K was based on the complete definition of disclosure controls and procedures as set forth in Rules 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act).

After the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to meet all aspects of Rule 13a-15(e), including the sentence cited by the Staff, the Company presented the conclusions of its management in Item 9A of the Form 10-K.

The Company will include in its future Exchange Act filings with the Commission, management’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures with specific references to both sentences of the definition set forth in Rule 13a-15(e).

Note 2.  Summary of Significant Accounting Policies

Cash and Cash Equivalents and Short-term Investments, page F-9

2.                                       We note that you reclassified certain auction rate securities from cash and cash equivalents to short-term investments in 2003 and it appears that this change was made in order to comply with existing generally accepted accounting principles (i.e. SFAS 95).  Tell us what consideration you gave to disclosing the reasons for this change and the amounts reclassified in your Consolidated Balance Sheets and Consolidated Statement of Cash Flows.  In addition, tell us how you considered this change when evaluating the effectiveness of your disclosure controls and procedures and your disclosures under Item 308(c) changes in internal controls over financial reporting.

The Company advises the Staff that it reclassified certain auction rate securities of $1,000,000 as of December 31, 2003 from cash and cash equivalents to short-term investments in order to comply with Statement of Financial Accounting Standards No. 95 (SFAS 95).  This reclassification was disclosed on page F-9 of the Company’s 2004 Form 10-K.  The reason for the reclassification related to the distinction between the maturity period until the next auction date when the auction rate notes are re-priced (which was always less than 90 days) vs. the underlying original maturity period of the auction rate securities (which was greater than 90 days).  Per SFAS 95, cash equivalents should only consist of securities with original maturities of three months or less.  The Company believes the error stemmed from the accounting profession reconsidering its interpretation of SFAS 95, rather than a deficiency in internal control design or operation.  As such, no material changes were made to the Company’s controls.

3.                                       Tell us whether you held investments in auction rate securities in fiscal 2002, and if so, what consideration you gave to making the same reclassifications in your 2002 cash flow statement.

The Company held $1,300,000 of investments in auction rate securities as of December 31, 2002.  This amount should have been reclassified from cash and cash equivalents to short term investments, as was done for the auction rate securities balance as of December 31, 2003.  The Company respectfully submits that the subject misstatement was inadvertent, did not impact the reporting of cash flows from operating activities, nor current assets, the Statement of Cash Flows involved relates to the oldest year presented, the December 31, 2002 balance sheet was not presented in the 2004 10-K, and for the reasons stated, is not qualitatively material.  The Company will consistently present auction rate preferred securities in short-term investments in future Exchange Act filings, which will have the effect of increasing fiscal 2003 investing cash outflows and reducing ending cash and cash equivalents.

Revenue Recognition, page F-11

4.                                       We note from your revenue recognition policy disclosure that when the Company provides installation services, the product and installation revenue is recognized upon completion of the installation process and receipt of customer confirmation.  Tell us the following as it relates to your arrangements that include installation of “product”:

a.                                       Describe the installation services you provide to customers and the period over which installation services are provided from the date of shipment of your “product”;

The installation that the Company offers to customers as a separately-priced service relates to the physical set-up and configuration of desktop and infrastructure components of the Company’s solution.  To accomplish this activity, the Company’s representatives frequently interface with the customer’s internal Information Technology (I.T.) staff and external suppliers, in order to provide for connectivity to the customer’s local and wide area networks, and for the physical placement (arranging for rack space and appropriate environmental conditions) and connections between the various components purchased.  The effective operation of software and hardware is checked by the Company’s staff during this installation process.  Although the “work time” of this activity at a single location may be only one or two days, the coordination necessary for accommodating the equipment and establishing connectivity frequently creates cycle times of between two and six weeks from product shipment to the customer’s site.

b.                                      How (if) you have determined the fair value of your installation services;

The fair value of the Company’s installation services is determined based on the price charged when such services are sold separately.  In the normal course of the Company’s business, installation services are sold in conjunction with a specific product configuration of hardware and software products.  Situations occasionally arise in which customers contract with the Company to provide installation services without also purchasing additional Avistar product (e.g. if a customer redeploys previously installed product to another location).  The price for installation services is fixed, specific to each of the Company’s products, and published to its customers via the Company’s standard price book.

c.                                       When you refer to “products” are you referring to more than one product or service?  If so, tell us the nature of the arrangements that include these multiple elements, how you recognize revenue and determine fair value for each element and the authoritative accounting literature you apply in accounting for these arrangements;

When the Company refers to “products”, it is referring to a set of desktop (endpoint) products (hardware and software) and infrastructure products (hardware and software) that combine to form an Avistar video-enabled collaboration solution.  The arrangements that include these multiple elements may include these software and hardware products, as well as installation services, post-contract customer support and training.  Pursuant to SOP 97-2, when an arrangement includes multiple elements, the Company recognizes revenue when all of the following criteria are met:

•                  Persuasive evidence of an arrangement exists.

•                  Delivery has occurred.

•                  The fee is fixed or determinable.

•                  Collectibility is probable.

If there are any undelivered elements, the Company defers revenue for those elements, as long as VSOE exists for the undelivered elements.  Additionally, when the Company provides installation services, the product and installation revenue is recognized upon completion of the installation process and receipt of customer confirmation, subject to the satisfaction of the revenue recognition criteria stated above.  Although the Company’s contractual sales documents specify that payment terms for its products are based on the shipment date of the product, experience demonstrates that payment is delayed, and collection is not probable, until the customer acknowledges installation has occurred.  The deferral of product revenue recognition until installation is performed is supported by paragraph 14 of SOP 97-2.

d.                                      Explain what you mean by “customer confirmation” and whether uncertainty exists about receiving “customer confirmation”.

Also, tell us how you have considered disclosing this information in your revenue recognition policy.

Customer confirmation is obtained and documented by means of a standard form indicating the installation services provided and the hardware and software components installed by Avistar for the customer.  Each customer confirmation is signed by both the supervising Avistar Project Manager and the supervising customer contact responsible for the installation once the installation services are completed.  The customer confirmation is then forwarded to the Avistar Finance Department for review prior to recognizing revenue.  The Company’s operating history evidences that no uncertainty exists regarding the receipt of customer confirmation once the installation services have been performed.

In its future Exchange Act filings, the Company will expand its revenue recognition disclosures to include the information provided above.

Note 8.  Legal Proceedings, page F-21

5.                                       We note your disclosures regarding the 2002 settlement of your patent infringement suit against Polycom, Inc.  Clarify for us the following relating to the Settlement Agreement and Patent Cross-License Agreement:

a.                                       The amount of total cash proceeds received from Polycom (i.e. $27.5 million or $21.1 million);

Polycom, Inc., as part of the Settlement and Cross-Licensing Agreement, made a one time payment to the Company of $27.5 million.

b.                                      How you accounted for the $6.4 million of legal expenses;

A portion of the Company’s legal fees was negotiated with its litigation counsel, Simpson Thacher & Bartlett LLP, as being contingent and payable only in the event of a favorable outcome from the Company’s litigation with Polycom.  The Company concluded, based on EITF Issue No. 99-19 (Reporting Revenue Gross as a Principal versus Net as an Agent), that the revenue from the Settlement and Cross-Licensing agreement should be reduced by the $6.4 million contingent legal fees, since the Company did not assume any risk associated with those fees.  The Company recorded the net proceeds of $21.1 million as deferred revenue.

The Company also considered the guidance in EITF 01-14 (Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred).  The EITF reached a consensus in EITF 01-14 that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement.  However, EITF 01-14 assumes that the criteria for gross revenue recognition in EITF 99-19 is met. The Company does not believe the criteria under EITF 99-19 have been met due to the fact that the Company did not have the “risks and rewards” with regards to the contingent legal fees. The Company further believes that EITF 01-14 specifically relates to entities that provide services as part of their central ongoing operations and incur incidental expenses, such as airfare, mileage, hotel stays, photocopies, etc.  The EITF does not address reimbursed legal fees which are clearly more than incidental.  In this case, Polycom reimbursed the Company for a portion of its legal fees, as was stated in the settlement agreement (Article IV, section 4.1) filed as an exhibit to the Company’s 10K. This reimbursement was not part of the services provided by Avistar and was not part of the actual product delivered (the license of the technology).  As such, it appeared inappropriate to gross-up revenue for amounts paid for non-revenue related items.

c.                                       Explain why all the proceeds from the settlement were recorded as prepaid license fees under the Cross-License Agreement.  In this regard tell us why no value was assigned to the settlement of claims against Polycom;

Although the Staff’s question references the proceeds as having been recorded as prepaid license fees, in fact, the $21.1 million received was accounted for as deferred revenue, to be recognized ratably over the five-year capture period stipulated in the Cross-Licensing Agreement.  The Settlement Agreement filed as an exhibit to the Form 10-K explicitly states that Polycom denied past infringement of the patents asserted in the litigation and the entry into the Settlement Agreement did not constitute an admission of liability or validity of the Avistar claims (Section 3.2).  Therefore, no basis existed for assigning value to the infringement claims against Polycom.  Polycom had dismissed its counterclaims against the Company prior to the execution of the Settlement and Cross-Licensing Agreements.  Accordingly, no value was allocated to the release of Polycom claims against the Company.  See (d) below for information on why no value was assigned to the Polycom intellectual property licensed to the Company.  Therefore, after reimbursement of legal fees, the Company allocated the remaining proceeds from Polycom to the Cross-Licensing Agreement.  During the five-year capture period defined in the Cross-Licensing Agreement, Polycom receives the rights to the Company’s entire existing patent portfolio included in the Agreement, and all subsequent patents with a priority date within five years of the date of the Agreement.  As such, the Company believes unspecified future deliverables exist throughout the five-year arrangement and subscription accounting is appropriate.  The authoritative accounting literature that the Company based its conclusion on was SOP 97-2, paragraphs 48 and 49, as disclosed in the revenue recognition footnote on page F-12 of the Company’s 2004 Form 10-K.

d.                                      Describe more fully the nature and terms of the Agreements relating to, what appears to be, an exchange of similar non-monetary items (i.e. both parties are entitled to make use of the other’s patent portfolio for a specified period of time), including information about the technologies subject to the agreement and your accounting treatment of the exchange transaction.  Specifically address how you assessed the fair value of the technologies exchanged.

In your response, provide any additional information that supports your accounting for the Settlement Agreement and Patent Cross License Agreement.

As stated above, Polycom’s payment to the Company represented the value available to Polycom, associated with its use of the Company’s intellectual property portfolio in its

(Polycom’s) worldwide sales activities.  The technologies covered by the Company’s patent portfolio relate to presence-based interactions, desktop video, recorded and live media at the desktop, multi-media document and data sharing, and rich-service networked video architecture.  The Cross-Licensing Agreement specified that additional patents applied for by either company over a five year period (the “capture period”) would be included in the agreement, thereby establishing the accounting period for the ratable recognition of the revenue.

Avistar does not anticipate using Polycom’s intellectual property, made available through the Cross-Licensing Agreement.  As such, the Company assigned little to no value to Polycom’s patents when negotiating the settlement.  Additionally, APB 29 states, “Accounting for a non-monetary transaction should not be based on the fair values of the assets transferred unless those fair values are determinable within reasonable limits (paragraph 25)”.  Similarly EITF 01-09, Interpretations of APB Opinion No. 29, Issues 8(a), states, “The Task Force acknowledged that the ability to satisfactorily measure fair value is a prerequisite to the use of fair value.”

The Company believes that the fair value of its or Polycom’s patent portfolio is not determinable within reasonable limits given that the Company has never sold its patent portfolio, including rights to all future patents over a five-year period.  Absent similar cash or monetary transactions, the Company does not believe that fair value is determinable.  The Company is not aware of any other company’s selling comparable technology.  The Company also does not believe it is possible to reliably value future patents.

As a result of the lack of fair value, the Company recorded the transaction at the amount received from Polycom, net of the contingent legal fees, as discussed above.

*   *   *   *   *

The acknowledgement requested by the Staff is attached as Appendix A.

Please direct your questions or comments to or me (650-320-4557) or Julia Reigel (650-320-4509).  In addition, we would request that you provide a copy of any future correspondence regarding this matter to the attention of Ms. Reigel and me at fax number 650-493-6811.  Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ ASAF KHARAL
Asaf Kharal

cc:	Robert Habig, Chief Financial Officer, Avistar Communications Corporation
Kevin Reagan, Partner, KPMG LLP
Mark Loveless, Partner, BPM LLP

Acknowledgement of CEO and CFO

Gerald J. Burnett, the Chief Executive Officer of Avistar Communications Corporation (the “Company”), and Robert J. Habig, the Chief Financial Officer of the Company, hereby acknowledge and confirm that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing on Form 10-K;

•                  the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ GERALD J. BURNETT
Name:	Gerald J. Burnett
Title:	Chief Executive Officer

By:	/s/ ROBERT J. HABIG
Name:	Robert J. Habig
Title:	Chief Financial Officer